Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 131
dated October 27, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – October 30, 2006

Capital Protected Notes due November 30, 2011
Based on the Value of the Nikkei 225® Index

Issue Price (Principal Amount per Note)	:	$1,000 (100%)

Aggregate Principal Amount	:	$5,780,000

Initial Index Value	:	16,399.39, the closing value of the Nikkei 225® Index on October 31, 2006

Participation Rate	:	115%

Determination Date	:	November 28, 2011

Trade Date (Pricing Date)	:	October 30, 2006

Settlement Date (Issue Date)	:	November 6, 2006

Listing	:	None

CUSIP	:	61748A296

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$25 per Note

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Nikkei 225® Index” is a trademark of the Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. The Notes are not sponsored, endorsed or promoted by Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. makes no representation regarding the advisability of investing in the Notes.

Preliminary Terms No. 131 dated October 27, 2006
Prospectus Supplement for Capital Protected Notes dated March 14, 2006
Prospectus dated January 25, 2006